CUSIP No. 02156B103

SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Alteryx, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02156B103

(CUSIP Number)

Blair Flicker

General Counsel

Insight Venture Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

212-230-9200

With a copy to:

Matthew J. Guercio

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners (Cayman) VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners (Delaware) VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners VIII (Co-Investors), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners Coinvestment Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates Coinvestment III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates Coinvestment III, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Holdings Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 142,211 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 142,211 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,211 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 138,116 shares of Class A Common Stock of the Issuer and (ii) 4,095 restricted stock units awarded to Jeff Horing in his capacity as a non-employee directors of the Issuer. Jeff Horing is a member of the board of managers of Holdings. These restricted stock units may be deemed attributable to Holdings because the proceeds of the disposition of these shares will be applied against management fees payable pursuant to the partnership agreement of the Insight Funds.

(2) Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (A) 46,529,788 shares of Class A Common Stock outstanding as of April 26, 2019, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 2, 2019 and (B) the 2,370,545 shares of Class B Common Stock converted into Class A Common Stock on May 7, 2019.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) IVP (Venice), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 138,116

	8	Shared Voting Power 0

	9	Sole Dispositive Power 138,116

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 138,116

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person OO

(1) Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (A) 46,529,788 shares of Class A Common Stock outstanding as of April 26, 2019, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 2, 2019 and (B) the 2,370,545 shares of Class B Common Stock converted into Class A Common Stock on May 7, 2019.

CUSIP No. 02156B103

This amends and supplements (the “Amendment”) the Schedule 13D dated April 7, 2017, as previously amended on January 18, 2018, March 13, 2018, August 17, 2018, August 27, 2018, August 31, 2018, September 10, 2018, September 12, 2018, September 13, 2018, March 7, 2019 and March 13, 2019 (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission by Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“IVP VIII”), Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman VIII”), Insight Venture Partners (Delaware) VIII, L.P, a Delaware limited partnership (“IVP Delaware VIII”), Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP VIII Co-Investors” and collectively with IVP VIII, IVP Cayman VIII and IVP Delaware VIII, the “Insight VIII Funds”), Insight Venture Partners Coinvestment Fund III, L.P., a Cayman Islands exempted limited partnership (“IVP Coinvestment III”), Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., a Delaware limited partnership (“IVP Coinvestment Delaware III” and collectively with IVP Coinvestment III, the “Insight Coinvestment Funds” and together with the Insight VIII Funds, the “Insight Funds”), Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (“IVA VIII”), Insight Venture Associates VIII, Ltd., a Cayman Islands exempted company (“IVA VIII Ltd”), Insight Venture Associates Coinvestment III, L.P., a Cayman Islands exempted limited partnership (“IVA III”), Insight Venture Associates Coinvestment III, Ltd., a Cayman Islands exempted corporation (“IVA III, Ltd”), Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”) and IVP (Venice), L.P., a Cayman Islands exempted limited partnership (“IVP Venice” and collectively with the foregoing entities in this paragraph, the “Reporting Persons”).

Item 1. Security and Issuer.

No amendments are being made to Item 1 of the Amendment.

Item 2. Identity and Background.

No amendments are being made to Item 2 of the Amendment.

Item 3.  Source or Amount of Funds or Other Consideration.

No amendments are being made to Item 3 of the Amendment.

Item 4.  Purpose of the Transaction.

No amendments are being made to Item 4 of the Amendment.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) are amended as follows:

Percentages in this Amendment are calculated in accordance with the rules of the SEC based on the quotient obtained by dividing (i) the aggregate number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person by (ii) the sum of (A) 46,529,788 shares of Class A Common Stock outstanding as of April 26, 2019, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 2, 2019 and (B) the 2,370,545 shares of Class B Common Stock converted into Class A Common Stock on May 7, 2019.  To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person (as defined in the Schedule 13D).

CUSIP No. 02156B103

Reporting Person	Number of Shares Beneficially Owned		Percentage of Class

Insight Venture Partners VIII, L.P.	0		0%
Insight Venture Partners (Cayman) VIII, L.P.	0		0%
Insight Venture Partners (Delaware) VIII, L.P.	0		0%
Insight Venture Partners VIII (Co-Investors), L.P.	0		0%
Insight Venture Partners Coinvestment Fund III, L.P.	0		0%
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	0		0%
Insight Venture Associates VIII, L.P.	0	*	0%*
Insight Venture Associates VIII, Ltd.	0	*	0%*
Insight Venture Associates Coinvestment III, L.P.	0	*	0%*
Insight Venture Associates Coinvestment III, Ltd.	0	*	0%*
Insight Holdings Group, LLC	142,211	*	0.3%*
IVP (Venice), L.P.	138,116		0.3%

(b)  Sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of the Shares:

Reporting Person	Sole Power to Vote/Direct Disposition		Shared Power to Dispose/Direct the Disposition

Insight Venture Partners VIII, L.P.	0		0
Insight Venture Partners (Cayman) VIII, L.P.	0		0
Insight Venture Partners (Delaware) VIII, L.P.	0		0
Insight Venture Partners VIII (Co-Investors), L.P.	0		0
Insight Venture Partners Coinvestment Fund III, L.P.	0		0
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	0		0
Insight Venture Associates VIII, L.P.	0		0	*
Insight Venture Associates VIII, Ltd.	0		0	*
Insight Venture Associates Coinvestment III, L.P.	0		0	*
Insight Venture Associates Coinvestment III, Ltd.	0		0	*
Insight Holdings Group, LLC	0		142,211	*
IVP (Venice), L.P.	138,116	*	0

*Holdings is the sole shareholder of IVA VIII Ltd, which in turn is the general partner of IVA VIII, which in turn is the general partner of each of the Insight VIII Funds. Accordingly, the number of shares listed as owned by each of the Insight VIII Funds may be deemed to be beneficially owned by Holdings, IVA VIII Ltd and IVA VIII. Holdings is the sole shareholder of IVA III, Ltd, which in turn is the general partner of IVA III which in turn is the general partner of each of the Insight Coinvestment Funds. Accordingly, the number of shares listed as owned by each of the Insight Coinvestment Funds may be deemed to be beneficially owned by Holdings, IVA III, Ltd and IVA III. The foregoing is not an admission by any of Holdings, IVA VIII Ltd, IVA VIII, IVA III, Ltd or IVA III that it (i) is the beneficial owner of the shares held by the Insight Funds, or (ii) has a pecuniary interest in the shares held by the Insight Funds except to the extent of its economic interest in such shares. The amount listed as owned by IVP Venice may be deemed attributable to Holdings because Holdings is the sole shareholder of Insight Venture Associates X, Ltd. (“IVA X”), which is the general partner of IVP GP (Venice), LLC (“IVP GP Venice”), which in turn is the manager of IVP Venice.  The amount listed as owned by Holdings includes 4,095 restricted stock units awarded to Jeff Horing in his capacity as a non-employee directors of the Issuer. Jeff Horing is a member of the board of managers of Holdings. These restricted stock units may be deemed attributable to Holdings because the proceeds of the disposition of these shares will be applied against management fees payable pursuant to the partnership agreement of the Insight Funds.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 02156B103

Item 5(c) of the Schedule 13D is hereby amended as follows:

(1) No transactions other than those listed above and reported on the Amendment to Schedule 13D filed on March 7, 2019 and March 13, 2019 were effected during the sixty days prior to May 7, 2019.

(d) No amendments are being made to clause (d) of Item 5 of the Amendment.

Item 5(e) is hereby amended as follows:

(e) On May 7, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No amendments are being made to Item 6 of the Amendment.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Description:

99.1	Joint Filing Agreement, dated May 9, 2019, by and among the Reporting Persons

CUSIP No. 02156B103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: May 9, 2019

INSIGHT VENTURE PARTNERS VIII, L.P.

	By:	Insight Venture Associates VIII, L.P.,
its general partner

	By:	Insight Venture Associates VIII, Ltd.,
its general partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

	By:	Insight Venture Associates VIII, L.P.,
its general partner

	By:	Insight Venture Associates VIII, Ltd.,
its general partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

	By:	Insight Venture Associates VIII, L.P.,
its general partner

	By:	Insight Venture Associates VIII, Ltd.,
its general partner

	By:	/s/ Blair Flicker
		Name:	Blair Flicker
		Title:	Authorized Signatory

CUSIP No. 02156B103

INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS COINVESTMENT FUND III, L.P.

By:	Insight Venture Associates Coinvestment III,
L.P., its general partner

By:	Insight Venture Associates Coinvestment III,
Ltd., its general partner

By:	/s/ Blair Flicker
Name:		Blair Flicker
Title:		Authorized Signatory

INSIGHT VENTURE PARTNERS COINVESTMENT FUND (DELAWARE) III, L.P.

By:	Insight Venture Associates Coinvestment III,
L.P., its general partner

By:	Insight Venture Associates Coinvestment III,
Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

CUSIP No. 02156B103

INSIGHT VENTURE ASSOCIATES VIII, L.P.

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, LTD.

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, L.P.

By:	Insight Venture Associates Coinvestment III,
Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, LTD.

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

CUSIP No. 02156B103

IVP (VENICE), L.P.

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory